

December 1, 2011

<u>Via E-mail</u>
Mr. Akihisa Watai
Chief Financial Officer
Internet Initiative Japan Inc.
Jinbocho Mitsui Bldg.
1-105 Kanda Jinbo-cho
Chiyoda-ku, Tokyo 101-0051, Japan

  Re: Internet Initiative Japan Inc.
    Form 20-F for the Year Ended March 31, 2011
    Filed July 19, 2011
    File No. 000-30204

Dear Mr. Watai:

  We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Year Ended March 31, 2011</u>

<u>Item 18. Financial Statements</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 1. Description of Business and Summary of Significant Accounting Policies</u>

<u>Revenue Recognition, page F-13</u>

1. We note your disclosure on page F-49 that your Solutions Engagement Agreement with IBM Japan Ltd contains indemnification for IIJ-Global to perform services, functions, responsibilities and others in a way that were being performed by AT&T Japan. We

further note your disclosure on page 15 that you offer Service Level Agreements to your customers that provide customers with credits if your services fail to meet prescribed standards. If material, please tell us what consideration you have given to disclosing your accounting policies for these obligations, including the historical level of credits issued, and whether you record reserves related to these obligations.

2.   Please tell us what consideration you have given to disclosing all of the deliverables included in your system integration and services arrangements, including your basis for determining separate units of accounting, the method used to account for each unit, and the period over which each unit of accounting is recognized.

Note 2. Business Combinations, page F-19

3.   We note your disclosure that the acquisition of IIJ-Global was consistent with the Company's strategy for expanding the scale of business by providing international services to the customers through a business tie-up with AT&T Japan. Please describe the nature of the business tie-up with AT&T Japan, including whether there is a contractual arrangement in place and the rights and obligations of each party under the arrangement.

Note 4. Other Investments, page F-21

4.   Please tell us the aggregate carrying amount of the cost-method investments that you did not evaluate for impairment because there were no identified impairment indicators, and tell us what consideration you gave to disclosing this amount as required by ASC 325-20-50-1.b.

5.   Please tell us what consideration you gave to further disclosing the nature of your non-marketable securities, including the business activities and economic characteristics of these companies, in order to enable readers to better assess the risks associated with these investments.

Note 12. Income Taxes, page F-32

6.   We note from your disclosure on page F-34 that the change in the valuation allowance for the year ended March 31, 2011 included the release of the valuation allowance for the deferred tax assets of operating loss carry-forwards that were utilized during the year, which amounted to $1.5 million, and the effect of the acquisition of IIJ-Global, which amounted to $3.4 million. Please tell us what the remaining change of $12.4 million related to, and what consideration you gave to disclosing this change. Further, please tell us why these explanations are not consistent with the explanations on page 35 regarding the decrease in your valuation allowance, as it relates to your change in income tax expense.

7.   We note based on your disclosures on page F-33 that it appears a substantial portion f your operating loss carry-forwards are reserved; however, we note your disclosure on

page 34 that the majority of your loss carry-forwards do not expire until 2016 and thereafter. Please tell us why these carry-forwards are not considered more likely than not to be realized, and what consideration you have given to disclosing these factors.

Note 17. Commitments and Contingent Liabilities, page F-48

8.   For your class action lawsuit, please tell us if and when you have recorded accrued liabilities for this matter and your consideration of their disclosure under ASC 450-20-50-1. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for your class action lawsuit, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y. Please include your proposed disclosures in your response.

Note 19. Fair Value Measurements, page F-49

9.   We note that you evaluate the fair value of your non-marketable investments based on the net assets of each issuer, as the Company could not obtain other information such as future cash flows. Please tell us how this methodology complies with the fair value measurement requirements of ASC 820-10-35. Further, to the extent you consider this methodology to comply with these requirements, please clarify why it is not practicable to obtain the net asset values for all of your investee companies pursuant to ASC 820-10-50-16 to 19. Please also clarify whether this information is used in assessing whether there are any impairment indicators.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief

cc: Via E-mail
        Brian D. Wessel
        Sullivan & Cromwell LLP